                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            DIAMETRICS MEDICAL, INC.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  252532 10 6
                      -------------------------------------
                                 (CUSIP Number)


   Mindy C. Sircus, Esq., Neal, Gerber & Eisenberg, 2 North LaSalle Street,
------------------------------------------------------------------------------
                    Chicago, Illinois 60602, (312) 269-8000
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 1997
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 7 Pages

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AMARFOUR, L.L.C.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  1,556,600 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   1,556,600 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            1,556,600 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
            See Item 5.                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            Approximately 7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           ONLY THOSE ITEMS AMENDED
                           ------------------------
                             ARE REPORTED HEREIN.
                             --------------------


Capitalized terms not otherwise defined herein are deemed to have the same meanings as ascribed thereto in the initial Schedule 13 D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     In addition to the purchases of Common Stock, Preferred Stock and Warrants which Amarfour previously reported from November 21, 1997 through December 18, 1997, Amarfour purchased an aggregate of 260,000 shares of Common Stock on the open market in a series of eight transactions. Amarfour borrowed the $1,497,497.50 aggregate purchase price for such shares of Common Stock from Diversified Capital, L.P., an associated entity. This loan is payable on demand and bears interest at prime.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, as of the date hereof, Amarfour beneficially owns, and has sole power to vote and to dispose of, 1,556,600 shares of Common Stock, representing approximately 7.5% of the outstanding Common Stock of the Issuer.

          As previously reported by Amarfour, an affiliate of Amarfour owns approximately a 5.57% limited partnership interest in Frazier Healthcare Investments, L.P. On July 28, 1997, Frazier Healthcare Investments, L.P. effected a distribution of shares of the Issuer's Common Stock to its partners. As a result of such distribution, the afore-mentioned affiliate received 25,319 shares of Common Stock (or approximately .12% of the outstanding Common Stock of the Issuer). Amarfour disclaims beneficial ownership of the Issuer's securities, if any, owned by each of such affiliate, Frazier Healthcare Investments, L.P., Frazier & Company, L.P. and Frazier Management, L.L.C.

          (c) As disclosed in Item 3 above, Amarfour purchased an aggregate of 260,000 shares of Common Stock on the open market in a series of eight transactions undertaken from November 21, 1997 through December 18, 1997 for an aggregate purchase price of $1,497,497.50, as follows:

                                        Number of             Price Per
  Date                                   Shares                 Share
  ----                                  ---------             ---------
11/21/97                                  75,000                  $5.9333
11/25/97                                  20,000                  $5.8750
11/26/97                                  12,500                  $5.8750
12/01/97                                  35,000                  $6.000
12/02/97                                  12,500                  $6.000
12/03/97                                  45,000                  $5.8750
12/17/97                                  45,000                  $4.9861
12/18/97                                  15,000                  $5.8542

  Total                                  260,000            $1,497,497.50

     During the past 60 days, neither Amarfour, nor, to the best knowledge of Amarfour, any of the persons identified in Appendix A hereof, have effected any other transactions in the Common Stock which have not been previously reported.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None

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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 1997     AMARFOUR, L.L.C., a Delaware limited
                            liability company


                         By:  AMARILLO RESIDUARY TRUST NO. 1, a member



                         By:  /s/ Marshall E. Eisenberg
                            -------------------------------------------
                            Marshall E. Eisenberg, not individually,
                            but solely as Trustee of Amarillo Residuary
                            Trust No. 1